CytoDyn, Inc
227 E. Palace Avenue, Suite M
Santa Fe, NM 87501
(505) 988-5520 voice
(800) 417-7252 fax





September 7, 2006


Securities and Exchange Commission
Mail Stop 6010
Washington D.C. 20549

Attn: Division of Corporate Finance J. Todd Sherman

Re: CytoDyn, Inc. - SEC File No. 000-49908
    --------------------------------------

Dear Mr. Sherman:

Thank you for your fax of September 5, 2006 regarding our 8K filed September 1, 2006. We are pleased that you have reviewed our disclosures and have provided advice to us to help us with compliance with Item 4.02(b) of Form 8K. Our response is keyed to correspond to the comment in your letter and is preceded by a reproduction of the corresponding Staff comment.

Item 4.02(b)
------------

1. Please disclose whether the audit committee, or board of directors in the absence of an audit committee, or authorized office or officers, discussed with the independent accountant the matters disclosed in the filing as required by Item 4.02(b)(4).

Company's response
------------------

         The company's authorized officers did discuss the matters disclosed in the company's 8K that was filed September 1, 2006 with the independent auditor from Cordovano & Honeck. The discussions led to the disclosures as filed on the 8K. The authorized officers also communicated the matters disclosed with the audit committee. The officers and audit committee reviewed the disclosures as filed with the Commission and are fully aware of the matters disclosed. The officers, audit committee members and independent auditor are all in agreement with the disclosures filed.

Also in connection with the response to your fax of September 5, 2006, we acknowledge that:

o The company is responsible for the adequacy and accuracy of the disclosure in the filing

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and;

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your assistance with our Form 8K disclosures filed September 1, 2006. Please let us know if you have any additional comments.

Best regards,


/S/ Wellington Ewen
------------------------
Wellington Ewen,
Chief Financial Officer
CytoDyn, Inc.